Exhibit (a)(5)(I)



DANAHER SUCCESSFULLY COMPLETES ACQUISITION  OF SYBRON DENTAL SPECIALTIES, INC.

Washington, D.C., May 19, 2006 - Danaher Corporation (NYSE: DHR) announced today that it has completed the merger of its indirect wholly owned subsidiary into Sybron and, as a result, Sybron has become a direct wholly owned subsidiary of Danaher.

The merger follows Danaher's acquisition by tender offer of approximately 94% of Sybron's outstanding common stock at a price of $47.00 per share, net to the seller in cash. In the merger, each share of Sybron's outstanding common stock was cancelled and (except for shares held by Danaher, any subsidiary of Danaher or shareholders who properly exercise appraisal rights) converted into the right to receive $47.00 per share, net to the seller in cash.

Sybron's common stock has ceased to be traded on the New York Stock Exchange. Detailed instructions will be mailed to former Sybron stockholders who did not tender their shares into the offer outlining the steps to be taken to obtain the merger consideration or exercise appraisal rights under Delaware law.

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Industrial Technologies, and Tools and Components. (www.danaher.com)

Sybron Dental Specialties and its subsidiaries are leading manufacturers of both a broad range of value-added products for the dental profession, including the specialty markets of orthodontics, endodontics and implantology, and a variety of infection prevention products for use by the medical profession. (www.sybrondental.com)

Please contact:

Andy Wilson
Vice President, Investor Relations
Danaher Corporation
2099 Pennsylvania Avenue, NW
12th Floor
Washington, D.C. 20006
Telephone: (202) 828-0850
Fax: (202) 828-0860